July 11, 2024

Beth Ann L. Chivinski
Interim Chief Financial Officer
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, PA 17604

       Re: Fulton Financial Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39680
Dear Beth Ann L. Chivinski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance